SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934



                       INTERACT COMMERCE CORPORATION
                              (Name of Issuer)


                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (Title of Class of Securities)


                                 45839Y107
                               (CUSIP Number)


                                Paul Walker
                             The Sage Group plc
                                 Sage House
                              Benton Park Road
                        Newcastle Upon Tyne NE7 7LZ
                                  England
                         Telephone: (191) 255-3000
          (Name, address and telephone number of person authorized
                   to receive notices and communications)

                                 Copies to:
                            Kenton J. King, Esq.
                            Marc R. Packer, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                           525 University Avenue
                            Palo Alto, CA 94301
                         Telephone: (650) 470-4500

                               March 27, 2001
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), or 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP No. 45839Y107
------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Isaiah Acquisition Corp.                    I.D. No.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  |_|
                                                                 (b)  |_|
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           AF
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                    |_|
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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                       7      SOLE VOTING POWER
    NUMBER OF                 None
      SHARES           -------------------------------------------------------
   BENEFICIALLY        8      SHARED VOTING POWER
     OWNED BY                 6,284,632 (See Item 5)
       EACH            -------------------------------------------------------
    REPORTING          9      SOLE DISPOSITIVE POWER
     PERSON                   None
      WITH             -------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              6,284,632 (See Item 5)
------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,284,632 (See Item 5)
------------------------------------------------------------------------------
     12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                        |_|
------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           30.9%
------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON (See Instructions)
           CO
------------------------------------------------------------------------------




CUSIP No. 45839Y107
------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           The Sage Group plc         I.D. No.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                         (a) |_|
                                                         (b) |_|
------------------------------------------------------------------------------
    3     SEC USE ONLY
------------------------------------------------------------------------------
    4     SOURCE OF FUNDS (See Instructions)
           BK
------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                |_|
------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United Kingdom
------------------------------------------------------------------------------
                       7      SOLE VOTING POWER
    NUMBER OF                  None
      SHARES           -------------------------------------------------------
   BENEFICIALLY        8     SHARED VOTING POWER
    OWNED BY                 6,284,632 (See Item 5)
      EACH             -------------------------------------------------------
   REPORTING           9     SOLE DISPOSITIVE POWER
    PERSON                   None
     WITH              -------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
                             6,284,632 (See Item 5)
------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,284,632 (See Item 5)
------------------------------------------------------------------------------
    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                       |_|
------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           30.9%
------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON (See Instructions)
           CO
------------------------------------------------------------------------------


         This Statement on Schedule 13D (this "Schedule 13D") relates to the Agreement and Plan of Merger dated as of March 27, 2001 (the "Merger Agreement") by and among The Sage Group plc, a company organized under the laws of England ("Parent"), Isaiah Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent (the "Purchaser") and Interact Commerce Corporation, a Delaware corporation (the "Company"). Pursuant to the Merger Agreement, on April 4, 2001, the Purchaser commenced a tender offer (the "Offer") to purchase all issued and outstanding shares of common stock ("Common Stock"), par value $.001 per share (the "Shares"), of the Company at a price of $12.00 per share, net to the seller in cash. Following the Offer, it is expected that the Purchaser will be merged with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger. At the effective time of the Merger, each share of Common Stock then outstanding (other than shares held by Parent, the Purchaser or any other wholly owned subsidiary of Parent), will be canceled and retired and converted into the right to receive $12.00 per Share or any higher price per Share paid in the Offer, in cash payable to the holder thereof without interest. The Merger Agreement has been filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by Parent and the Purchaser on April 4, 2001 (the "Schedule TO"), and is incorporated herein by reference. The Offer to Purchase setting forth the terms of the Offer has been filed as Exhibit
(a)(1)(A) to the Schedule TO (the "Offer to Purchase") and is incorporated herein by reference. The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer and the Merger on April 4, 2001.

         This Schedule 13D also relates to the Stock Option Agreement dated as of March 27, 2001 between Parent and the Company (the "Stock Option Agreement"). Pursuant to the Stock Option Agreement, the Company has granted to Parent an option (the "Option") to purchase up to 4,052,174 newly issued shares (the "Option Shares") of Common Stock of the Company at a purchase price per share of $12.00, subject to the terms and conditions set forth in the Stock Option Agreement. Such terms include that in no event shall the number of Option Shares exceed 19.9% of the Company's issued and outstanding shares of Common Stock and that the Option may be exercised by Parent after the occurrence of certain events. The Stock Option Agreement has been filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

         This Schedule 13D also relates to the Shareholders Agreement dated as of March 27, 2001 among Parent, the Purchaser and certain shareholders of the Company listed on Schedule I attached to such agreement (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, the shareholders have agreed to tender the Shares held by them in the Offer, and to grant Parent a proxy with respect to the voting of such Shares in favor of the Merger upon the terms and subject to the conditions set forth therein. In addition, each Shareholder has granted Parent an option to purchase all Shares beneficially owned or controlled by such Shareholder as of the date of the Shareholders Agreement, or beneficially owned or controlled by such Shareholder at any time thereafter (including, without limitation, Shares acquired by way of exercise of options, warrants or other rights to purchase shares of Common Stock), subject to certain conditions. The Shareholders Agreement has been filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

Item 1.   Security and Issuer.

         (a) The name of the issuer is Interact Commerce Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is Suite 200, 8000 N. Gainey Center Drive, Scottsdale, Arizona 85258.

         (b) This Schedule 13D relates to the common stock of the Company, par value $.001 per share (the "Shares").


Item 2.   Identity and Background.

         (a) - (c) This Schedule 13D is being filed by The Sage Group plc, a company organized under the laws of England ("Parent"), and Isaiah Acquisition Corp., a Delaware corporation ( the "Purchaser") and an indirect wholly owned subsidiary of Parent. The information set forth in the sections entitled "INTRODUCTION" and "THE OFFER - 9. Certain Information Concerning Parent and the Purchaser" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

         (d) - (e) During the past five years, neither the Purchaser nor Parent nor, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

         The information set forth in the section entitled "THE OFFER - 10. Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. Parent and the Purchaser intend to borrow the necessary funds pursuant to the terms of a facility agreement (the "Facility Agreement"), dated March 27, 2001, among Parent, as borrower and guarantor, and Lloyds TSB Bank plc ("Lloyds"), as lender, arranger and administrative agent. Copies of the Facility Agreement and a letter from Lloyds, dated March 2001, suspending certain events of default under the Facility Agreement, attached as Exhibits
(b)(1) and (b)(2), respectively, to the Schedule TO, are incorporated herein by reference.


Item 4.   Purpose of Transaction.

         The information set forth in the sections entitled "INTRODUCTION", "THE OFFER - 11. Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements", "THE OFFER - 12. Plans for the Company; Other Matters", and "THE OFFER - 7. Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference. This Schedule 13D relates to the transactions contemplated by (i) the Merger Agreement, (ii) the Stock Option Agreement, and (iii) the Shareholders Agreement. Copies of the Merger Agreement, the Stock Option Agreement and the Shareholders Agreement, attached as Exhibits (d)(1), (d)(3) and (d)(2), respectively, to the Schedule TO, are incorporated herein by reference.

         Except as set forth in this Item 4, neither Parent nor the Purchaser has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

         (a), (c) The information set forth in the sections entitled "INTRODUCTION," "THE OFFER - 8. Certain Information Concerning the Company," "THE OFFER - 9. Certain Information Concerning Parent and the Purchaser," "THE OFFER - 11. Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements" and Schedule I of the Offer to Purchase is incorporated herein by reference. Copies of the Stock Option Agreement and the Shareholders Agreement are incorporated herein by reference.

         (b) The number of Shares of the Company that may be deemed to be beneficially owned by each of Parent and the Purchaser (i) with respect to which there is sole voting power is none, (ii) with respect to which there is shared voting power is 6,284,632, (iii) with respect to which there is sole dispositive power is none, and (iv) with respect to which there is shared dispositive power is 6,284,632. However, the Purchaser disclaims beneficial ownership of the 4,052,174 Option Shares and the Shares that are the subject of the option granted to Parent pursuant to the Shareholders Agreement.

         (d)-(e)  Inapplicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth in the sections entitled "THE OFFER - 11. Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "THE OFFER - 8. Certain Information Concerning the Company," "THE OFFER - 9. Certain Information Concerning Parent and the Purchaser" and "THE OFFER - 12. Plans for the Company; Other Matters" in the Offer to Purchase is incorporated herein by reference. A copy of the Joint Filing Agreement attached as Exhibit 7 to this Schedule 13D is incorporated by reference.

Item 7.   Material to be Filed as Exhibits.

    Exhibit No.     Exhibit Name

    1.              Offer to Purchase, dated April 4, 2001.
    2.              Facility Agreement, dated as of March 27, 2001, between
                       Parent and Lloyds TSB Bank plc.
    3.              Suspension Letter, dated as of March 2001, between Parent
                       and Lloyds TSB Bank plc.
    4.              Agreement and Plan of Merger, dated as of March 27, 2001,
                      among the Company, Parent and the Purchaser.
    5.              Shareholders Agreement, dated as of March 27, 2001, among
                      Parent, the Purchaser and certain shareholders of the
                    Company that are listed on Schedule 1 attached to the Shareholders Agreement.
    6.              Stock Option Agreement, dated as of March 27, 2001 between
                      Parent and the Company.
    7.              Joint Filing Agreement, dated as of April 6, 2001, between
                      Parent and the Purchaser.




                                  SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Isaiah Acquisition Corp.

                                               By:      /s/ Paul Harrison
                                               Name:    Paul Harrison
                                               Title:   Director and President

Dated:   April 6, 2001




         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  The Sage Group plc



                                                  By:      /s/ Paul Walker
                                                  Name:    Paul Walker
                                                  Title:   Chief Executive

Dated:   April 6, 2001




                                 EXHIBIT INDEX

Exhibit No.       Exhibit Name

     1.*          Offer to Purchase, dated April 4, 2001.
     2.*          Facility Agreement, dated as of March 27, 2001, between
                     Parent and Lloyds TSB Bank plc.
     3.*          Suspension Letter, dated as March 2001, between Parent and
                     Lloyds TSB Bank plc.
     4.*          Agreement and Plan of Merger, dated as of March 27, 2001,
                     among the Company, Parent and the Purchaser.
     5.*          Shareholders Agreement, dated as of March 27, 2001, among
                    Parent, the Purchaser and certain shareholders of the Company that are listed on Schedule 1 attached to the Shareholders Agreement.
     6.*          Stock Option Agreement, dated as of March 27, 2001 between
                    Parent and the Company.
     7.           Joint Filing Agreement, dated as of April 6, 2001, between
                    Parent and the Purchaser.

* Incorporated by reference to the Tender Offer Statement on Schedule TO filed by The Sage Group plc and Isaiah Acquisition Corp. on April 4, 2001.